UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

TITLE OF CLASS OF SECURITES

Solos Endoscopy

CUSIP NUMBER:
834371403

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS

Richard Tuch, M.D.
1800 Fairburn Avenue, Suite 206
Los Angeles, CA 90025
(310) 474-1960

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
June 14, 2011

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.
[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. 	NAMES OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Tuch, M.D.
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]

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3.	SEC USE ONLY
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4.	SOURCE OF FUNDS*
	00
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e) [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	California
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				7. 	SOLE VOTING POWER
					5,000,000
				------------------------------------------------------
-------------------------------------
NUMBER OF			8.	SHARED VOTING POWER
SHARES BENEFICIALLY		-0-
OWNED BY EACH		------------------------------------------------------
-------------------------------------
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER
WITH					5,000,000
				------------------------------------------------------
-------------------------------------
				10. 	SHARED DISPOSITIVE POWER
					-0-
				------------------------------------------------------
-------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	5,000,000
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [
]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.7% of Common Stock
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-------------------------------------------------
14.	TYPE OF REPORTING PERSON*
	EP
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-------------------------------------------------


SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

	Richard Tuch, M.D.

ITEM 2. IDENTITY AND BACKGROUND

	(a) 	Name
		Richard Tuch, M.D., A Professional Corporation, Profit Sharing
Plan (401K)

	(b)	Business Address
		1800 Fairburn Ave., Ste. 206
		Los Angeles, CA 90025

	(c)	Present Principal Occupation
Richard Tuch, M.D. is a physician in private practice in Los
Angeles, California and a private investor.

(d)	During the last five years, Dr. Tuch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Tuch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship
	United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of the funds is from Dr. Tuchs Profit Sharing Pension Plan (401K). No funds were borrowed.

ITEM 4. PURPOSE OF TRANSACTION
Richard Tuch has acquired all of the 5,000,000 shares for investment purposes and currently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person or additional securities of the
Issuer or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Issuer;

(f)	Any other material change in Issuer business or corporate
structure;

(g)	Changes in Issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

(h)	Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act;

(j)	Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

	(a)	Aggregate Number and Percentage of Securities

According to the most recently available information, there are 64,957,710 shares of Issuer common stock outstanding. Richard Tuch is the record owner of 5,000,000 shares of Issuer common stock and Dr. Tuch beneficially owns 5,000,000 shares of Issuer common stock or 7.7% of the outstanding shares.

	(b)	Power to Vote and Dispose

Dr. Tuch has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 5,000,000 shares of the Issuer common stock owned directly by Richard Tuch, M.D., A Professional Corporation Profit Sharing Plan
(401K).

	(c)	Transactions within the Past 60 Days

		The following lots of shares has been purchased in the last 60 days:

DATE		#SHARES PURCHASED PURCHASE PRICE/SHARE	BROKERAGE
ACCT.

1. 6/21/11      400,000 shares        .0085          Charles Schwab

2. 6/19/11	350,000 shares	      .0135          Merrill Lynch


3. 6/14/11	850,000 shares	      .0054	     Merrill Lynch

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3. 6/20/11	50,000 shares	      .0095	    Charles Schwab


4. 6/17/11	49,900 shares	      .0148	    Charles Schwab


5. 6/16/11	30,000 shares	      .0155	    Charles Schwab

		35,712 shares	      .0155	    Charles Schwab

		100 shares	      .018	    Charles Schwab

		34,288 shares	      .018	    Charles Schwab


6. 6/14/11	500,000 shares        .0028	    Charles Schwab


7. 6/3/11	300,000 shares	      .0022	    Charles Schwab

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8. 5/10/11	50,000 shares	      .004	   Charles Schwab

 		100,000		      .0045	   Charles Schwab

9. 5/4/11	150,000		      .0055	   Charles Schwab

		100,000		      .005	   Charles Schwab


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TOTAL	3,000,000

	(d)	Certain Rights of Other Persons

		Not applicable.

	(e)	Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							June 20, 2011
							------------------------------------
----------------------------
							(Date)

Richard Tuch, M.D. A Professional
Corporation Profit Sharing Plan
(401K)


By: /s/ Richard Tuch
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Richard Tuch, President
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Name and Title





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